October 9, 2018

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Orchard Rx Limited

108 Cannon Street

London EC4N 6EU

United Kingdom

+44 (0) 203 384 6700

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Attention:    Irene Paik

Re:	Orchard Rx Limited
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-227698
CIK No. 0001748907

Dear Ms. Paik:

This letter is being submitted on behalf of Orchard Rx Limited (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement, originally confidentially submitted to the Commission on August 6, 2018, resubmitted confidentially to the Commission on September 14, 2018 and September 19, 2018, and subsequently filed with the Commission on October 4, 2018.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Share-Based Compensation, page 128

COMMENT NO. 22: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE: To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the managing underwriters in the initial public offering have communicated to the Company that they currently expect the proposed price range for the ordinary shares to be between $[***] to $[***] per share, before giving effect to a reverse stock split to be implemented prior to the initial public offering (“IPO”). The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to the Company, before it permits any disclosure of the bracketed information in this letter.

Estimated IPO Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. In [***] 2018, the Company and the underwriters determined the estimated price range, which is $[***] to $[***] per share, before giving effect to a reverse stock split to be implemented prior to the IPO.

The Company notes that, as is typical in IPOs, the price range for this offering was not derived using a formal determination of fair value but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were as follows.

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for commercial-stage biotechnology companies developing therapies for rare diseases such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the Company and the underwriters.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since October 26, 2017 (approximately 12 months prior to the anticipated IPO pricing date), the Company has issued the following equity awards to its employees, consultants and members of its board of directors (the “Board”), in the form of stock options (1):

Grant Date	Number of shares subject to options granted	Per share exercise price of options	Fair value per ordinary share on grant date	Per share estimated value of options
October 26, 2017	1,967,635	$1.95	$2.97	$2.30
February 7, 2018	1,565,788	$1.95	$3.79	$2.84
February 7, 2018	1,116,743	£0.00001	$3.79	$3.79
March 26, 2018	465,750	$1.95	$3.79	$2.83
March 26, 2018	94,750	£0.00001	$3.79	$3.79
June 12, 2018	882,250	$3.79	$5.21	$3.62
June 12, 2018	262,000	£0.00001	$5.21	$5.21
July 21, 2018	68,100	£0.00001	$5.68	$5.68
July 21, 2018	393,500	$5.68	$5.68	$3.53
August 1, 2018	10,700	£0.00001	$5.68	$5.68
August 1, 2018	98,000	$5.68	$5.68	$3.54
August 31, 2018	48,000	£0.00001	$7.25	$7.25
August 31, 2018	470,500	$7.25	$7.25	$4.40
September 13, 2018	738,692	£0.00001	$7.25	$7.25
September 13, 2018	1,257,896	$7.25	$7.25	$4.45

September 25, 2018	136,000	£0.00001	$8.24	$8.24
September 25, 2018	106,500	$8.24	$8.24	$5.07
(1)	This table presents grants before giving effect to a reverse stock split to be implemented prior to the IPO.

The Company typically grants options to United States employees and non-employees at exercise prices deemed by the Board to be equal to the fair value of an ordinary share at the time of grant and grants options to United Kingdom employees at an exercise price equal to the par value of an ordinary shares of £0.00001. The vesting period is determined by the Board and is generally four years. An option’s maximum term is ten years.

Historic Determinations of Fair Value of Ordinary Shares

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of its ordinary shares has been determined by the Board as of the date of each award grant, with input from management, considering the Company’s most recent third-party valuations of its ordinary shares and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Company’s ordinary shares as of each grant date, including:

•

the prices at which the Company sold shares of preferred shares during this period and the superior rights and preferences of the preferred shares relative to the Company’s ordinary shares at the time of each grant;

•	the expansion and diversification of the Company’s portfolio as a result of its acquisition of a portfolio of approved and investigational gene therapies from GlaxosmithKline (“GSK”) in April 2018;

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its product candidates;

•	feedback from regulatory agencies with respect to the Company’s research and development programs;

•	the Company’s stage of development and commercialization and the Company’s business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s ordinary shares and preferred shares;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The ordinary share valuations were prepared using one of two methods, the hybrid method or the option pricing method (“OPM”), both of which used market approaches to estimate the Company’s total equity value. Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s ordinary shares as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and a merger and acquisition (“M&A”) exit scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all preferred shares would convert into ordinary shares and would no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to ordinary shares prior to the IPO. Each valuation probability-weighted the IPO scenario and M&A exit scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. The probability weightings and DLOM used for each grant date valuation were as follows:

	IPO Scenario				Sale Scenario
Grant Date	Probability Weighting		DLOM		Probability Weighting		DLOM
9/25/2018	[	***]%	[	***]%	[	***]%	[	***]%
9/13/2018	[	***]%	[	***]%	[	***]%	[	***]%
8/31/2018	[	***]%	[	***]%	[	***]%	[	***]%
8/1/2018	[	***]%	[	***]%	[	***]%	[	***]%
7/21/2018	[	***]%	[	***]%	[	***]%	[	***]%
6/12/2018	[	***]%	[	***]%	[	***]%	[	***]%
3/26/2018	[	***]%	[	***]%	[	***]%	[	***]%
2/7/2018	[	***]%	[	***]%	[	***]%	[	***]%
10/26/2017	[	***]%	[	***]%	[	***]%	[	***]%

The factors considered by the Board in estimating fair value of its ordinary shares during this period are summarized below.

October 26, 2017

On October 26, 2017 the Company granted stock options to purchase 1,967,635 ordinary shares to certain employees of the Company. At the time these awards were granted, the Board determined that the fair value of the Company’s ordinary shares was $1.95 per share, calculated in a contemporaneous valuation as of February 28, 2017. The fair value of the ordinary shares at the date of these grants was subsequently adjusted to $2.97 per share, in connection with a retrospective fair value assessment for financial reporting purposes. This retrospective fair value assessment was based, in part, on a third-party valuation of the Company’s ordinary shares performed as of October 31, 2017, which indicated that the fair value of the Company’ ordinary shares was $2.97 per share. This valuation was prepared using the OPM method. This valuation considered two future-events scenarios: an M&A exit scenario in which the Company would be acquired by another company by [***] and an IPO scenario in which the Company would complete an IPO by [***]. The valuation then applied a discount for lack of marketability of [***]% in each scenario to arrive at an indication of value of the Company’s ordinary shares.

In addition, the Board considered the recent sale of preferred shares in the Company’s Series B financing at a price of $[***] per share in various closings throughout 2017 with new investors who had not previously invested in the Company. The preferred shares entitled the holders to rights and preferences senior to those rights and preferences for holders of ordinary shares.

March 26, 2018 and February 7, 2018

On March 26, 2018 and February 7, 2018, the Company granted stock options to purchase 3,242,031 ordinary shares to certain employees of the Company. At the time these awards were granted, the Board determined that the fair value of the Company’s ordinary shares was $1.95 per share, calculated in a contemporaneous valuation as of February 28, 2017. The fair value of the ordinary shares at the date of these grants was subsequently adjusted to $3.79 per share, in connection with a retrospective fair value assessment for financial reporting purposes. This retrospective fair value assessment was based, in part, on a third-party valuation of the Company’s ordinary shares performed as of April 11, 2018, which indicated that the fair value of the Company’s ordinary shares was $3.79 per share. This valuation was prepared using the OPM method. This valuation considered two future-events scenarios: an M&A exit scenario in which the Company would be acquired by another company by [***] and an IPO scenario in which the Company would complete an IPO by [***]. The valuation then applied a discount for lack of marketability of [***]% in each scenario to arrive at an indication of value of the Company’s ordinary shares.

In addition, the Board considered the recent sale of preferred shares in the Company’s Series B financing at a price of $[***] per share for $110 million in total proceeds, a portion of which closed in each of December 2017 and January 2018 with new investors who had not previously invested in the Company. The preferred shares entitled the holders to rights and preferences senior to those rights and preferences for holders of ordinary shares.

June 12, 2018

On June 12, 2018, the Company granted stock options to purchase 1,144,250 ordinary shares to certain employees of the Company. At the time these awards were granted, the Board determined that the fair value of the Company’s ordinary shares was $3.79 per share, calculated in the contemporaneous valuation as of April 11, 2018. The fair value of the ordinary shares at the date of these grants was subsequently adjusted to $5.21 per share, in connection with a retrospective fair value assessment for financial reporting purposes. This retrospective valuation of the Company’s ordinary shares performed as of June 21, 2018, which indicated that the fair value of the Company’s ordinary shares was $5.21 per share. This valuation was prepared using the OPM method. This valuation considered two future-events scenarios: an M&A exit scenario in which the Company would be acquired by another company by [***] and an IPO scenario in which the Company would complete an IPO by [***]. The valuation then applied a discount for lack of marketability of [***]% in each scenario to arrive at an indication of value of the Company’s ordinary shares.

In addition, the Board considered the fact that, in April 2018, the Company completed its acquisition of a portfolio of approved and investigational gene therapies from GSK in April 2018. In connection with this transaction, in April 2018 the Company issued Series B-2 preferred shares to GSK valued at $93.4 million at an agreed price of $[***] per share. GSK had not previously invested in the Company. The preferred shares entitled the holders to rights and preferences senior to those rights and preferences for holders of ordinary shares.

August 1, 2018 and July 21, 2018

On August 1, 2018 and July 21, 2018, the Company granted stock options to purchase 570,300 ordinary shares to certain employees of the Company. The Company determined that the fair value of its ordinary shares on each respective grant date was $5.68 per share based, in part, on a third-party valuation of the Company’s ordinary shares performed as of July 11, 2018, which indicated that the fair value of the Company’s ordinary shares was $5.68 per share.

The Company’s ordinary share valuation for the August 1, 2018 and July 21, 2018 grants was prepared using the OPM method. This valuation considered two future-events scenarios: an M&A exit scenario in which the Company would be acquired by another company by [***] and an IPO scenario in which the Company would complete an IPO by [***]. The valuation then applied a discount for lack of marketability of [***]% in each scenario to arrive at an indication of value of the Company’s ordinary shares and resulted in a valuation of the Company’s ordinary shares of $5.68 per share.

In addition, the Board considered the fact that, in July 2018, the Company selected a group of investment bankers to assist with a potential IPO and held an organizational meeting for the IPO.

September 13, 2018 and August 31, 2018

On September 13, 2018 and August 31, 2018, the Company granted stock options to purchase 2,515,088 ordinary shares to certain employees of the Company. The Company determined that the fair value of its ordinary shares on each respective grant date was $7.25 per share based, in part, on a third-party valuation of the Company’s ordinary shares performed as of August 28, 2018, which indicated that the fair value of the Company’ ordinary shares was $7.25 per share.

The Company’s ordinary share valuation for the September 13, 2018 and August 31, 2018 grants was prepared using the hybrid method and the expected probability of closing a financing round. This valuation considered two future-events scenarios: an M&A exit scenario in which the Company would be acquired by another company by [***] and an IPO scenario in which the Company would complete an IPO by [***]. The valuation then applied a discount for lack of marketability of [***]% in the M&A exit scenario and [***]% in the IPO scenario to arrive at an indication of value of the Company’s ordinary shares and resulted in a valuation of the Company’s ordinary shares of $7.25 per share.

In contrast, if the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s ordinary stock in the August 28, 2018 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

In addition, the Board considered that, in August 2018, the Company completed an oversubscribed $150 million Series C financing which included new investors, as well as significant additional investments from the Company’s existing investor base.

September 25, 2018

On September 25, 2018, the Company granted stock options to purchase 242,500 ordinary shares to certain employees of the Company. The Company determined that the fair value of its ordinary shares on the grant date was $8.24 per share based, in part, on a third-party valuation of the Company’s ordinary shares performed as of September 19, 2018, which indicated that the fair value of the Company’s ordinary shares was $8.24 per share.

The Company’s ordinary share valuation for the September 25, 2018 grants was prepared using the hybrid method and the expected probability of closing a financing round. The valuation took into account the sale of preferred shares in the Company’s Series C financing at a price of $8.61 per share for approximately $150 million in total proceeds. The preferred shares entitled the holders to rights and preferences senior to those rights and preferences for holders of ordinary shares. This valuation considered two future-events scenarios: an M&A exit scenario in which the Company would be acquired by another company by [***] and an IPO scenario in which the Company would complete an IPO by [***]. The valuation then applied a discount for lack of marketability of [***]% in the M&A exit scenario and [***]% in the IPO scenario to arrive at an indication of value of the Company’s ordinary shares and resulted in a valuation of the Company’s ordinary shares of $8.24 per share.

In contrast, if the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s ordinary stock in the September 19, 2018 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

In addition, the Board considered that, on August 6, 2018, the Company had confidentially submitted its draft registration statement for the proposed IPO and, on September 14, 2018, the Company had submitted a revised draft of the registration statement in response to the Staff’s comments.

Estimated Offering Price

The Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering and the Board’s assessment of the fair value of the Company’s ordinary shares as noted above, is primarily the result of the following events and circumstances:

•

Input received from the lead underwriters, including further discussions that took place during September 2018 with senior management of the Company and its Board, incorporating feedback from qualified potential investors obtained during testing-the-waters meetings.

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•

The estimated price range for the IPO is based only upon a scenario in which the Company completes the IPO, in contrast to the Company’s prior valuations of the Company’s ordinary shares in which multiple potential outcomes were possible, some of which would have resulted in a lower value of the Company’s ordinary shares than an IPO.

•

The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s ordinary shares, which was taken into account in the Board’s determination of the fair value of the Company’s ordinary shares on as indicated above. In the third-party valuations considered by the Board, the discount for lack of marketability ranged from [***]% to [***]%.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) becoming fully funded through the completion of marketing authorization applications for certain of its clinical programs, (iii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iv) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•

The Company’s currently outstanding convertible preferred shares have substantial economic rights and preferences superior to the Company’s ordinary shares. The IPO price assumes the conversion of the Company’s preferred shares to ordinary shares upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Share-Based Compensation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Determination of the Fair Value of Ordinary Shares” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1933.

Respectfully submitted, GOODWIN PROCTER LLP

By	/s/ Michael Bison
Michael Bison

cc:	Mark Rothera, Orchard Rx Limited

Frank Thomas, Orchard Rx Limited

John Ilett, Orchard Rx Limited

Mitchell Bloom, Goodwin Procter LLP

Courtney Hetrick, Goodwin Procter LLP